Exhibit 4.13

ABI PLAZA

ARTEMIS VENTURES PTE. LTD.

168 Robinson Road #30-01 Capital Tower

Singapore 068912

Tel: 6713 2888

Company and GST Reg no: 202026648H

LETTER OF OFFER

ABI PLAZA, 11 KEPPEL ROAD SINGAPORE 089057

Landlord	:	Artemis Ventures Pte. Ltd. (UEN. 202026648H)

c/o CBRE Pte. Ltd.
2 Tanjong Katong Road #06-01 Paya Lebar Quarter
Singapore 437161

Tenant	:	Netclass International Pte. Ltd. (UEN. 202531250K)
10 Anson Road
#11-07 International Plaza
Singapore 079903

Date	:	12 August 2025

We are pleased to offer a lease of the Premises (defined below) to you, the Tenant on the following terms and conditions contained in this Letter of Offer (“Letter”) and on the terms and conditions contained in the lease (“Lease”) as attached hereto as Schedule 2:

1.	Premises

Unit #11-03 of the building known as ABI Plaza (“Building”), situated at 11 Keppel Road Singapore 089057 as shown edged in red in Schedule 1 for identification purposes only.

2.	Permitted Use

The Premises shall be used solely as office only. The Tenant shall at its own cost and expense obtain the necessary permit(s), consent(s), licence(s) or approval(s) from the relevant authorities to use the Premises for such use, before commencement of its business.

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3.	Leased Area

The parties herein accept and agree that the leased area of the Premises is 500 square feet for purposes of computing the Rent and Security Deposit.

4.	Term

Two (2) years commencing on 15 September 2025 and expiring on 14 September 2027.

5.	Possession Date

The Tenant shall take possession of the Premises in its existing state and condition on 1 September 2025 (“Possession Date”).

6.	Rent and Service Charge
6.1	The rent (“Rent”) payable in respect of the Premises shall be at S$6.70 per square feet per month (excluding GST) or S$3,350.00 per month (excluding GST).
6.2

The service charge (“Service Charge”) (subject to adjustment as set out in the Lease) payable in respect of the Premises shall be S$1.30 per square feet per month (excluding GST) or S$650.00 per month (excluding GST).

6.3

The Rent and Service Charge are payable monthly in advance without any deduction, counterclaim or set off, on the first day of each calendar month. The Landlord shall be entitled from time to time to direct the Tenant to make payments of the Rent, Service Charge and any other payments due under the Lease by way of GIRO or telegraphic transfer through a bank account notified by the Landlord to the Tenant or such other payment mode for this purpose; and all bank charges and administrative charges levied in respect of GIRO or telegraphic transfer or such other payment mode (as the case may be) shall be borne by the Tenant.

6.4

The Tenant shall pay to the Landlord an amount equal to one (1) months’ Rent and Service Charge (including GST) amounting to S$4,360.00 upon acceptance of this Letter as advance month Rent and Service Charge.

7.	Rent Free Fitting Out Period
7.1

The Tenant is given a rent free fitting out period of two (2) weeks (“Rent Free Fitting Out Period”) commencing from and including the Possession Date to carry out fitting out works. Provided that the Tenant has duly completed the fitting out works in compliance with its obligations as set out in this Letter (including the Fit Out Guide) and has obtained all necessary approvals for the operation of its business in the Premises, the Tenant may upon submitting the following documents to the Landlord, commence its business in the Premises during the Rent Free Fitting Out Period

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subject to the Tenant paying Service Charge and the property tax on the Premises in respect of such period:

(i)	written notice informing the Landlord of its intention to commence business in the Premises during the Rent Free Fitting Out Period; and
(ii)	written confirmation from the Tenant’s architect that the Tenant has duly completed the fitting out works in compliance with all approved plans from the relevant authorities.
7.2

The Landlord shall grant to the Tenant a licence to the Premises for the duration of the Rent Free Fitting Out Period, and the provisions contained in this Letter and the Lease shall be applicable and enforceable against the Tenant during the Rent Free Fitting out Period.

7.3

No Rent and Service Charge is payable by the Tenant during the Rent Free Fitting Out Period Provided Always that if the Term is determined by the Landlord in consequence of the Tenant’s breach of any terms and conditions of this Letter and the Lease or if the Term is terminated for whatever reason before its expiry, then in addition to and without prejudice to any other rights and remedies of the Landlord at law or in equity, the Tenant shall pay to the Landlord on demand, an amount equal to the Rent and Service Charge payable as if the Rent Free Fitting Out Period had constituted part of the Term of the Lease.

7.4

The Tenant shall pay to The MCST Plan No. 2175 (“MCST”) a sum of S$5,000.00 as the fitting out deposit prior to carrying out any fitting out works. The fitting out deposit will be held by the MCST as security for the due compliance by the Tenant of the Tenant’s obligations as set out in this Letter (including the Fit Out Guide) and for making good any damage caused to the Premises and/or the Building. Prior to commencing any fitting out works, the Tenant shall comply with the insurance requirements in connection with such works as set out under the Lease and the Fit Out Guide.

8.	Security Deposit
8.1

The Security Deposit shall be a sum of S$12,000.00 being three (3) months’ Rent and Service Charge (excluding GST), payable by cash to the Landlord upon acceptance of this Letter and is to be maintained throughout the Term.

8.2

If the Tenant fails to comply with any of the terms and conditions in this Letter and the Lease to be observed and complied with on the Tenant’s part, then the whole or such part of the Security Deposit as shall be necessary to remedy such breach shall be forfeited by the Landlord and applied thereto without prejudice to the Landlord’s other rights and remedies at law or in equity including the right to claim against the Tenant to the extent that the Security Deposit shall be insufficient for this purpose and the Landlord’s right if the Landlord shall think fit, to rescind the Lease and to

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recover from the Tenant all losses and damages arising from such breach including the costs of re-letting the Premises.

9.	Charges for Amenities

The Tenant shall arrange for and pay all charges including any taxes now or in the future imposed in respect of air-conditioning, water, electricity, telephone and any other services supplied and metered separately to the Premises which shall be consumed by the Tenant and charged by the power supply utilities or other appropriate authority.

10.	Fitting Out Works

The Tenant shall only carry out any fitting out works, alterations or additions whatsoever to the Premises subject to the prior written consent of the Landlord and subject to the Tenant complying with Clause 3.10 of the Lease.

11.	Health And Fire Safety Requirements
11.1

The Tenant shall at all times during the Term keep the Premises in a clean, good (fair wear and tear excepted) and hygienic condition and shall observe, perform and comply with all statutory regulations and bylaws of the MCST. The Tenant shall indemnify and keep the Landlord indemnified against all costs, claims, liabilities, fines, penalties or other expenses whatsoever which may be payable by the Landlord due to the Tenant’s non-compliances.

11.2	The Tenant shall strictly adhere and promptly comply with any safety or fire safety regulation or direction which may be prescribed from time to time by the relevant authorities.
12.	Legal Costs, Administrative Fees and Stamp Duty Fees

The Tenant shall pay the Landlord’s legal costs (on a full indemnity basis) and administrative fees, stamp duties and other costs incurred in connection with (a) the drawing up, negotiation and engrossment of this Letter, the Lease and any other documents to be prepared in pursuance of this Letter; and (b) the enforcement of the terms contained herein and/or the Lease upon Tenant’s acceptance of this Letter as a result of a default by the Tenant. For the avoidance of doubt, the Landlord’s base legal fees for the preparation of this Letter and the Lease shall be S$2,500.00 (inclusive of disbursements and GST); and where any negotiations arise in respect of the terms of this Letter and/or the Lease, the Landlord may incur additional legal fees in connection with the negotiations and finalisation of this Letter and the Lease, which shall be borne by the Tenant regardless of whether the Lease becomes abortive at any time.

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13.	Property Tax

The Tenant shall pay to the Landlord immediately on demand, any additional property tax imposed by the relevant authority on the Premises in respect of the Term, which is over and above the Base Property Tax payable by the Landlord. Such additional property tax will be recoverable from the Tenant as if it is rent. The Base Property Tax for each month during the Term shall be the monthly Rent payable by the Tenant in respect of the lease of the Premises at the property tax rate applicable on the date of commencement of the Term.

14.	Goods & Services Tax

The Tenant shall pay all goods and services tax (“GST”) or any tax of a similar nature that may be its substitute or that may be additionally levied in respect of any payment made under the provisions contained in this Letter or under the Lease.

15.	Insurance

At all times during the Term and during any period of holding over to:-

15.1

effect and keep current an adequate public liability insurance policy of S$2,000,000, per single occurrence, in respect of the Premises at all times during the Term which shall be taken out with an insurance company approved by the Landlord (such approval not to be unreasonably withheld or delayed) and shall be in the joint names of the Landlord and the Tenant and to pay all premiums, costs and disbursements in connection thereof;

15.2

keep current an adequate insurance policy which shall be taken out with a reputable insurance company on plate and tempered glass, internal partitions, furniture and fittings, equipment and all goods and merchandise belonging to or held in trust by the Tenant in the Premises against loss or damage by fire, flood, water, damage or discharge from the sprinkler system and/or any other causes; and

15.3	produce to the Landlord on demand the policies referred to above as well as the receipts for payment of premium in respect thereof.
16.	Option to Renew

The Landlord and the Tenant agree that the Tenant shall have the option to renew the lease of the Premises in accordance with the terms of the Lease for a further term of two (2) years commencing immediately after the expiry of the Term at a revised rent at the prevailing market rate at the time of renewal to be determined by the Landlord and a revised service charge and on terms and conditions to be determined by the Landlord save that there shall be no option to renew or fitting out period granted pursuant to the further term unless otherwise agreed between the parties.

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17.	No Assignment
17.1

The Tenant shall not be entitled to assign the whole or any part of this Letter and the Lease, mortgage, charge, license, sublet or grant the use of the whole or any part of the Premises or in any way demise or dispose of or part with possession of any part of the Premises.

17.2

Where the Tenant is a company, any change in the management control or majority shareholders of the Tenant made without the prior written consent of the Landlord will be treated as an assignment of this Letter and the Lease.

17.3

The Landlord may however assign or novate all its rights and interest under this Letter and the Lease (including transfer of the Security Deposit) at its sole discretion. The Tenant shall, by the acceptance of this Letter, be deemed to have consented to any such assignment or novation. It is hereby agreed that the Tenant shall accept the assignee/novatee as the new Landlord and will release the Landlord from all its obligations under this Letter and the Lease. Where required by the Landlord, the Tenant shall execute an assignment or novation agreement made or to be made by the Landlord and its assignee/novatee, such assignment or novation agreement to be prepared by and at the expense of the Landlord.

18.	Additional Conditions

The Tenant shall perform and observe each and every covenant, term, condition and stipulation contained in this Letter including the following:

18.1	not to lodge any caveat in respect of its rights, title, benefits or interests under this Letter and/or the Lease;
18.2	not to register the lease of the Premises herein granted.
19.	Confidentiality

The Tenant agrees and undertakes to keep confidential and not to disclose to any third party any information in respect of, arising from or in connection with this Letter and the Lease unless the disclosure is required by law or made with the prior written consent of the Landlord or its agent.

20.	Default

If one or more of the following events shall occur (whether before or after acceptance of this Letter or execution of the Lease):

20.1	the Tenant withdraws or cancels or attempts to withdraw or cancel its acceptance of this Letter; or

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20.2

the Tenant fails to comply with any terms and conditions of this Letter and/or the Lease (including but not limited to the payment terms or taking possession of the Premises on the Possession Date for any reason whatsoever); or

20.3	the Tenant fails for any reason whatsoever to execute, sign or return the Lease to the Landlord within seven (7) days from the date of this Letter; or
20.4	bankruptcy or winding-up or judicial management proceedings are commenced against the Tenant,

the Landlord shall without prejudice to its other rights and remedies at law and in equity including any right to damages resulting from the aforesaid event be entitled (but not obliged) to terminate this Letter by giving notice in writing to that effect to the Tenant and upon such termination:

(i)	the monies paid by the Tenant under this Letter to the Landlord (including Rent, Service Charge and the Security Deposit) shall be forfeited absolutely to the Landlord;
(ii)	the Landlord shall no longer be bound by any of the provisions of this Letter and/or the Lease, or by its obligation to lease the Premises to the Tenant; and
(iii)	neither the Landlord nor the Tenant shall have any further obligation to the other under this Letter and/or the Lease.
21.	Joint and Several Liability

Where the Tenant comprises two or more persons, all provisions of this Letter and the Lease shall be binding on and applicable to the Tenant jointly and severally.

22.	Exclusion of Third Party Rights

A person or entity who is not a party to this Letter and the Lease shall not have any right to enforce any of the provisions of this Letter or the Lease pursuant to the Contracts (Rights of Third Parties) Act 2001 or any statutory modification or re-enactment thereof for the time being in force.

23.	Severance

The illegality, invalidity or unenforceability of any provision of this Letter under the law of any jurisdiction shall not affect its legality, validity or enforceability under the law of any other jurisdiction nor the legality, validity or enforceability of any other provision.

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24.	Entire Agreement

The documents referred herein constitute all the rights and obligations between the Tenant and the Landlord and shall supersede any oral or written statement, representation, warranty, promise or agreement made prior to this Letter.

25.	No Representation
25.1

The Landlord shall not be bound by any representation or promise (written or otherwise) with respect to the Building, appurtenances, or in respect of the Premises, except as expressly set forth in this Letter, which shall in no way be modified by any oral discussions which may have preceded the acceptance of this Letter.

25.2

The Tenant shall obtain at its own expense all relevant permit(s), consent(s), licence(s) or approval(s) for the use of the Premise for the Tenant’s intended use and the Landlord makes no representation that the Premises can be used for the purpose intended by the Tenant.

25.3

The Landlord does not expressly or impliedly warrant that the Premises are now or will remain suitable or adequate for all or any of the purposes of the Tenant and all warranties (if any) as to the suitability and adequacy of the Premises implied by law are hereby expressly negated.

26.	Execution of Lease
26.1

The Tenant shall execute and return to the Landlord the Lease (in duplicate), the Landlord’s specimen form of which is annexed hereto as Schedule 2, within seven (7) days from the date of receipt of the Lease (in duplicate) from the Landlord.

26.2	The Lease so executed shall be dated and completed prior to the commencement of the term granted herein.
26.3

Until execution of the Lease, all the terms and conditions, covenants and provisions as found in the specimen Lease will be fully operative and binding between the Landlord and the Tenant upon the Tenant’s acceptance of this Letter.

27.	Continuing Effect

The provisions of this Letter shall remain in full force and effect after the Lease has been entered into in so far as they are still required to be observed and performed and are not provided for in the Lease. For the avoidance of doubt, in the event of inconsistency, the provisions contained in this Letter shall prevail.

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28.	Acceptance

Please confirm your acceptance of this offer by signing on the duplicate copy of this Letter on the portion marked “Letter of Acceptance” and returning the same to the Landlord together with on or before 5 pm on 19_August 2025  :

28.1	a cashier’s order, cheque or evidence of bank transfer for the sum of S$4,360.00 being the advance rent payable as stipulated in paragraph 6.4 issued in favour of “Artemis Ventures Pte. Ltd.”;
28.2	a cashier’s order, cheque or evidence of bank transfer for the sum of S$12,000.00 being the Security Deposit payable as stipulated in paragraph 8.1 issued in favour of “Artemis Ventures Pte. Ltd.”;
28.3

a cashier’s order, cheque or evidence of bank transfer for the sum of S$2,500.00 being the Landlord’s base legal fees payable as stipulated in paragraph 12 issued in favour of “Withers KhattarWong LLP”; and

28.4	a cashier’s order, cheque or evidence of bank transfer for the sum of S$384.00 being the stamp duty fee payable in respect of this Letter issued in favour of “Withers KhattarWong LLP”.

If this offer is not accepted in the manner stated above by the aforementioned deadline, it shall be deemed to have lapsed and be of no further effect unless an extension of time has been agreed to by the Landlord in writing.

Yours faithfully,

/s/ Pui Yan Bryan Law

Name: Pui Yan Bryan Law
Director

For and on behalf of Artemis Ventures Pte. Ltd.

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SCHEDULE 1

PLAN OF PREMISES

(For the purposes of identification only)

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SCHEDULE 2

FORM OF LEASE

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SCHEDULE 3

SPECIAL CONDITIONS

1	Reinstatement of Premises to Bare Condition

Without prejudice to the Tenant’s obligations under Clause 3.13 of the Lease, the Tenant agrees that at the end of the Lease (unless renewed) or upon earlier termination of the Lease (for any reason whatsoever), it shall at its own cost and expense reinstate the Premises to a bare condition (unless otherwise directed by the Landlord.)

2	Display of Sign

Notwithstanding Clauses 3.16.1 and 3.16.2 of the Lease, the Tenant may display a sign for its company name on the wall identified in the photograph annexed as Annexure B of the Lease, subject to the Landlord’s prior written approval in connection with the size, design and placement of the sign.

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LETTER OF ACCEPTANCE

To:	Artemis Ventures Pte. Ltd.

c/o CBRE Pte. Ltd.
2 Tanjong Katong Road #06-01 Paya Lebar Quarter
Singapore 437161

OFFER TO LET PREMISES KNOWN AS UNIT #11-03, ABI PLAZA, 11 KEPPEL ROAD SINGAPORE 089057

We accept the terms of this Letter and enclose all the documents referred to in paragraph 28 thereof.

/s/ Am Xiao
Name: AN XIAO
Designation: Director
For and on behalf of Netclass International Pte. Ltd.
Company Stamp:
Date: 13 August 2025